

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via E-mail
Mark E. Woodward
Chief Executive Officer
E2open, Inc.
4100 East Third Avenue, Suite 400
Foster City, California 94404

     Re: **E2open, Inc.**
           Form 10-K for the Fiscal Year Ended February 28, 2014
           Filed May 5, 2014
           Form 8-K
           Filed April 24, 2014
           File No. 001-35598

Dear Mr. Woodward:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2014

Item 1. Business, page 2

1.   We note that you have identified backlog as a key operating performance measure on page 40; however, you have not included information in the business section responsive to Item 101(c)(1)(viii) of Regulation S-K. Please provide this information or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Polices and Estimates, page 57

2.   To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis, please disclose the following:

- percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- description of the methods and key assumptions used and how the key assumptions were determined;
- discussion of the degree of uncertainty associated with the key assumptions; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. We refer you to Section V of SEC Release No. 33-8350.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition, page 75

3.   We note that you provide professional services on a fixed-fee basis. Please describe your process of assessing when an anticipated loss should be recognized for fixed-fee arrangements. We refer you to ASC 605-35-25-45.

Item 9A. Controls and Procedures, page 99

4.   We note your statement that you have not included a report of management's assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies. Please note that Instruction 1 to Item 308 provides for a limited transition period that no longer applies to you. Please amend your filing to provide management's report on the internal control over financial reporting. We refer you to Item 308(a) of Regulation S-K.

5.   In light of your failure to include management's assessment regarding internal control over financial reporting, please tell us how this omission impacts management's conclusion that your disclosure controls and procedures were effective. In particular, please explain how you considered the definition of disclosure controls and procedures, which specifies that effective controls and procedures are designed to ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

Part III, page 100

6.   Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure; however, you have not clearly identified, by caption or otherwise, for Items 11 through 14 the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In your amended Form 10-K, please ensure that your Part III disclosure identifies by title the sections of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed June 27, 2014)

Summary Compensation Table, page 16

7.   It appears that you should disclose any restricted stock unit awards in a separate column titled "Stock Awards." Refer to paragraphs (m)(5)(1) and (n)(1) of Regulation S-K Item 402 and advise.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 100

8.   We note your statement that information, if any, required by this item will be set forth in your proxy statement; however, we were unable to locate such disclosure in the filed proxy statement. Please disclose the information required by Items 404(a) and (b) of Regulation S-K in your amended Form 10-K. In this regard, we note the related party transaction discussed on page 57 of the Form 10-K.

Exhibits 31.1 and 31.2

9.   Please amend your certifications to indicate that your certifying officers are responsible for establishing and maintaining internal control over financial reporting. You should also disclose whether your certifying officers designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of

financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We refer your to Exchange Act Rules 13a-15(f) and 15d-15(f).

Form 8-K filed on April 24, 2014

10.   Please explain why your calculation of non-GAAP weighted average shares used to compute non-GAAP net loss per share includes the effect of potentially dilutive common stock equivalents. In this respect, we note that these securities are anti-dilutive on a GAAP basis as a result of your net loss, but are included for non-GAAP net loss per share. You are comparing the GAAP net loss per share that is truly basic to a Non-GAAP net loss that is a diluted loss per share. Explain why this comparison is proper when different factors are used to calculate both the numerator and denominator.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief